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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☒	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Marino, Gary O.		RailAmerica, Inc. (NYSE: RRA)
	c/o RailAmerica, Inc. 5300 Broken Sound Boulevard, NW	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			March 12, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Boca Raton, FL 33487 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman, President and CEO

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, par value $.001 per share		3/12/03				P			2,000	A	$4.95

	Common Stock, par value $.001 per share		3/13/03				P			2,000	A	$5.17		141,362		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	1998 Executive Incentive Compensation Plan - Options - Right to Buy		$7.25		--				--	--		--	--

	1998 Executive Incentive Compensation Plan - Options - Right to Buy		$8.00		--				--	--		--	--

	1998 Executive Incentive Compensation Plan - Options - Right to Buy		$8.75		--				--	--		--	--

	1998 Executive Incentive Compensation Plan - Options - Right to Buy		$9.50		--				--	--		--	--

	1998 Executive Incentive Compensation Plan - Options - Right to Buy		$8.75		--				--	--		--	--

	1998 Executive Incentive Compensation Plan - Options - Right to Buy		$9.00		--				--	--		--	--

	1998 Executive Incentive Compensation Plan - Options - Right to Buy		$12.01		--				--	--		--	--

	1998 Executive Incentive Compensation Plan - Options - Right to Buy		$10.20		--				--	--		--	--

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	1/1/98	1/1/08		Common Stock, par value $.001	75,000				75,000		D

	1/1/98	1/1/08		Common Stock, par value $.001	75,000				75,000		D

	1/1/98	1/1/08		Common Stock, par value $.001	75,000				75,000		D

	1/1/98	1/1/08		Common Stock, par value $.001	75,000				75,000		D

	4/8/00	4/8/10		Common Stock, par value $.001	50,000				50,000		D

	1/1/00	1/1/10		Common Stock, par value $.001	500,000				500,000		D

	6/22/01 (1)	6/22/11		Common Stock, par value $.001	350,000				350,000		D

	6/20/02 (2)	6/20/12		Common Stock, par value $.001	350,000				350,000		D

Explanation of Responses:

(1) Thirty three and one-third percent (33 1/3%) of such options became exercisable on each of June 22, 2001 and June 22, 2002 and an additional thirty three and one-third percent (33 1/3%) of such options will become exercisable on June 22, 2003.

(2) Thirty three and one-third percent (33 1/3%) of such options became exercisable on June 20, 2002 and an additional thirty three and one-third percent (33 1/3%) of such options will become exercisable on each of June 20, 2003 and June 20, 2004.

/s/ Gary O. Marino	March 14, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.